UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 19, 2026

INMED PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-39685	98-1428279
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 1445 – 885 West Georgia St.

Vancouver, British Columbia, Canada V6C 3E8

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (604) 669-7207

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	INM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On May 19, 2026, InMed Pharmaceuticals Inc., a company incorporated under the laws of the Province of British Columbia (the “Company”), Indigo Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of the Company (the “First Merger Sub”), Indigo Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (the “Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Mentari Therapeutics, Inc., a Delaware corporation (“Mentari”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) the First Merger Sub will merge with and into Mentari, with Mentari surviving the merger as a wholly owned subsidiary of the Company (the “First Merger”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Mentari will merge with and into the Second Merger Sub, with the Second Merger Sub surviving such merger (the “Second Merger” and, together with the First Merger, the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), each share of Mentari capital stock outstanding immediately prior to the First Effective Time (including shares issued in the pre-closing financing and excluding treasury shares and dissenting shares) will be converted into the right to receive a number of the Company’s common shares (the “Common Shares”) equal to the exchange ratio determined under the Merger Agreement (the “Exchange Ratio”); provided that, in the event the issuance of Common Shares to any holder would exceed such holder’s applicable beneficial ownership limitation, the Company may issue pre-funded warrants in lieu of Common Shares in excess of that limitation. In addition, each outstanding share of Mentari’s Series Seed Preferred Stock will be converted into the right to receive a number of the Company’s Non-Voting Convertible Preferred Shares (the “Convertible Preferred Shares”) equal to the Exchange Ratio divided by 1,000. Outstanding Mentari options, restricted stock units and warrants will be treated in accordance with the Merger Agreement.

The Exchange Ratio is derived from the valuation framework in the Merger Agreement, which contemplates an equity value of $125,000,000 or such higher value ascribed to Mentari in the pre-closing financing, together with net cash of the Company and the proceeds actually received in the pre-closing financing, as further described in the Merger Agreement. Pursuant to the Exchange Ratio formula in the Merger Agreement, upon the closing of the Merger (and prior to closing of the financing described below), on a pro forma basis and based upon the number of shares of InMed common stock expected to be issued in the Merger, pre-Merger Mentari stockholders will own approximately 98.49% of the combined company and pre-Merger InMed shareholders will own approximately 1.51% of the combined company.

In connection with the Merger, the Company will seek the approval of its shareholders for the matters required by the Merger Agreement, including, without limitation, approval of the issuance of Common Shares representing more than 20% of the Company’s outstanding Common Shares and the resulting change of control pursuant to Nasdaq rules, and approval of the continuation of the Company from the Province of British Columbia to Nevada. The Merger Agreement also contemplates that, if deemed necessary by the Company and Mentari, the Company may change its name, effect a reverse split and make such other changes to its organizational documents as are mutually agreeable to the Company and Mentari. The Company has agreed to, in cooperation with Mentari, prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”), which will include a proxy statement and other relevant materials relating to a meeting of the Company’s shareholders to be held in connection with the proposed transactions.

Each of the Company and Mentari has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to the conduct of their respective businesses between signing and closing, non-solicitation of alternative acquisition proposals, efforts to obtain required regulatory approvals, the Company’s continued listing and listing approval for the Common Shares to be issued in the Merger, and the preparation and filing of the Form S-4.

Consummation of the Merger is subject to customary closing conditions, including, among others, approval by the Company’s shareholders and approval by Mentari’s stockholders of the Merger Agreement and the transactions contemplated thereby, Nasdaq approval of the listing application to be submitted in connection with the Merger, the Form S-4 becoming effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and not being subject to any stop order or proceeding seeking a stop order, the receipt of required regulatory approvals, the valid creation of the Company’s Convertible Preferred Shares, and the subscription agreement for Mentari’s pre-closing financing being in full force and effect with not less than $150,000,000 of proceeds received or to be received substantially concurrently with the closing of the Merger by Mentari.

Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including the accuracy of the other party’s representations and warranties, subject to the applicable materiality standard, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger.

The Merger Agreement contains certain termination rights for the Company and Mentari, including under certain circumstances rights to terminate if the closing has not occurred by the applicable end date, and provides for the payment of termination fees in specified circumstances.

In connection with the Merger, the Company will designate a series of preferred shares as the Convertible Preferred Shares (the “Convertible Preferred Shares”). The Convertible Preferred Shares will be non-voting, except for specified protective provisions, and will be entitled to dividends on an as-if-converted basis in the same form and manner as dividends paid on the Company’s Common Shares. So long as any Convertible Preferred Shares remain outstanding, the Company may not take certain actions adverse to the holders of Convertible Preferred Shares, including certain charter amendments, issuances of additional Convertible Preferred Shares and specified fundamental transactions and governance actions, without approval of holders of a majority of the then outstanding Convertible Preferred Shares.

For so long as at least 30% of the originally issued Convertible Preferred Shares remain outstanding, the holders of the Convertible Preferred Shares, voting as a separate class on an as-converted basis, will be entitled to elect two directors of the Company (the “Preferred Directors”), and each Preferred Director will be entitled to three votes on matters presented to the Company’s board of directors. The holders of Common Shares and any other class or series of voting shares, voting together as a single class on an as-converted basis, will be entitled to elect the balance of the directors.

Each Convertible Preferred Share will be convertible at the option of the holder into 1,000 Common Shares, subject to adjustment and a beneficial ownership limitation initially designated by the holder of up to 19.99%, as further described in the special rights or restrictions attached to the Convertible Preferred Shares.

The Merger Agreement has been approved by the boards of directors of the Company, Mentari and the Merger Subs.

The Merger Agreement provides that the directors and officers of combined company following the closing will be designated by Mentari in accordance with the terms of the Merger Agreement.

Financing Transaction

Concurrently with the execution and delivery of the Merger Agreement, certain investors executed a subscription agreement pursuant to which they agreed to purchase, immediately prior to the First Effective Time, shares of Mentari’s common stock and pre-funded warrants to purchase Mentari’s common stock in the pre-closing financing.

The pre-closing financing is a condition to closing and must provide for the receipt of not less than $150,000,000 by Mentari at or substantially concurrently with the closing of the Merger.

Shares of Mentari’s common stock and pre-funded warrants issued pursuant to this financing transaction will be converted into Common Shares of the Company and pre-funded warrants to acquire Common Shares of the Company, in accordance with the Exchange Ratio and the Merger Agreement.

Contingent Value Rights Agreement

Prior to the First Effective Time, the Company will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (“Rights Agent”) pursuant to which the Company’s pre-Merger shareholders will receive one contingent value right (each, a “CVR”) for each outstanding Common Share of the Company. Each CVR will represent the contractual right to receive certain net proceeds, if any, derived from any consideration that is paid to the Company as a result of the disposition of the Company’s pre-Merger legacy assets.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any holders of CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in the Company or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

Support Agreements and Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, certain officers and directors of the Company are executing shareholder support agreements in favor of the Mentari pursuant to which they have agreed to vote their Common Shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposals (the “InMed Shareholder Support Agreements”), and certain officers, directors and stockholders of Mentari are executing stockholder support agreements in favor of the Company pursuant to which they have agreed to vote their shares of Mentari’s capital stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and against competing proposals (the “Mentari Stockholder Support Agreements” and, together with the InMed Shareholder Support Agreements, the “Support Agreements”).

Concurrently with the execution of the Merger Agreement, certain stockholders, officers and directors of Mentari are executing lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they have agreed not to transfer their Common Shares of the Company for the 180-day period following the closing of the Merger, subject in certain circumstances to extension.

The foregoing summaries of the Merger Agreement, the Support Agreements, the CVR Agreement, the special rights or restrictions attached to the Convertible Preferred Shares and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the applicable agreements and instruments filed as exhibits to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about the Company or Mentari or to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of the Company, Mentari and the Merger Subs made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Mentari or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 5.01 Changes in Control of Registrant.

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On May 19, 2026, the Company and Mentari issued a joint press release announcing the entry into the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

Furnished as Exhibit 99.2 hereto and incorporated herein by reference is the investor presentation that will be used in connection with the Merger, including the conference call described below.

The Company hosted a conference call to discuss the Merger as well as Mentari’s platform and pipeline assets at 5:30 a.m. Pacific time on May 19, 2026. Furnished as Exhibit 99.3 hereto and incorporated herein by reference is the transcript that was used in connection with the merger agreement announcement conference call.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning the Company, Mentari, the proposed Merger and related matters. These forward-looking statements include express or implied statements relating to the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; expectations regarding the financing transaction and the closing thereof; the expected executive officers and directors of the combined company; the expected contribution and payment of dividends in connection with the Merger, including the timing thereof; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; and other statements that are not historical facts. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

These forward-looking statements are based on current expectations and beliefs and are subject to risks and uncertainties, including risks related to the failure to obtain shareholder approval, the failure to complete the pre-closing financing, the failure to satisfy other closing conditions, delays in obtaining or adverse outcomes related to required regulatory approvals, the possibility that the Merger Agreement may be terminated in accordance with its terms, the Company’s ability to maintain listing on Nasdaq, unexpected costs, charges or expenses resulting from the proposed transaction, the effect of the announcement or pendency of the proposed transaction on existing and potential business relationships, operating results and business generally, and the other risks and uncertainties described in the Company’s filings with the SEC. Actual results may differ materially from those contemplated by these forward-looking statements, and neither the Company nor Mentari undertakes any obligation to update any forward-looking statement except as required by applicable law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not intended to and do not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS FILED OR FURNISHED HEREWITH ARE TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction Will be Filed with the SEC

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not substitutes for any other document that the Company may file with the SEC in connection with the proposed transaction, including the registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement and prospectus. In connection with the proposed transaction, the Company intends to file relevant materials with the SEC, including the Form S-4.

THE COMPANY URGES INVESTORS AND SHAREHOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, MENTARI, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the Form S-4 and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

The Company, Mentari and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information about the Company’s directors and executive officers, including a description of their interests in the Company is included in the Company most recent definitive proxy statement. Additional information regarding such persons and their interests in the proposed transaction will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of May 19, 2026, by and among InMed Pharmaceuticals Inc., Indigo Merger Sub Corp., Indigo Merger Sub II, LLC and Mentari Therapeutics, Inc.

10.1	Form of Shareholder Support Agreement

10.2	Form of Stockholder Support Agreement

10.3	Form of Lock-Up Agreement

10.4	Form of CVR Agreement

10.5	Form of Mentari Securities Purchase Agreement

99.1	Press Release, issued on May 19, 2026

99.2	Investor Presentation, dated May 2026

99.3	Conference Call Transcript dated May 19, 2026

104	Cover Page Interactive Data File (formatted as Inline XBRL)

*	Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INMED PHARMACEUTICALS INC.
(Registrant)

	By:	/s/ Eric A. Adams
Date: May 19, 2026	Name:	Eric A. Adams
	Title:	President & CEO